
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

September 19, 2014
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 19, 2014, the Board of Directors of MGE Energy, Inc. (the "Company") adopted a Director Resignation Policy (the "Policy") as an amendment to the Company's Corporate Governance Guidelines. The Policy applies in connection with uncontested elections of directors, i.e., an election of directors where the number of nominees for election is less than or equal to the number of directors to be elected. A copy of the Corporate Governance Guidelines, as so amended, is available on the Company's website at www.mgeenergy.com/corpgov.

Under the Policy, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election in an uncontested election shall tender an offer of his or her resignation following certification of the shareholder vote for that election. That resignation shall be considered by the Company's Corporate Governance Committee, who shall make a recommendation to the Company's Board of Directors. The Board shall act upon the Committee's recommendation within 90 days following certification of the shareholder vote. The Company shall disclose the Board's decision whether to accept a director's resignation offer (and the reasons for rejecting the resignation offer or pursuing another action, if applicable) in a current report on Form 8-K within four business days of the Board's decision.

Under the Policy, the Corporate Governance Committee and the Board will evaluate any tendered resignation in the best interest of the Company and its shareholders and may consider any factors they deem relevant in that evaluation. When deciding the actions to take, the Board could accept or turn down the offer of resignation or decide to pursue another action, such as the following:

- Defer acceptance of the resignation until the vacancy can be filled by the Board in accordance with the Company's Corporate Governance Guidelines; or

- Defer acceptance of the resignation if the Director can cure the underlying cause of the majority withheld vote within a specified period of time (e.g., if the withheld votes were due to service on another board, by resigning from that board).

The Policy provides that a director who has tendered his or her resignation may not participate in any discussions or actions by the Corporate Governance Committee or the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: September 22, 2014

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer